FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

35A English Dr.
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

November 28, 2017

Item 3.	News Release

A news release in respect of the material change was disseminated through the facilities of Marketwired and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

Organigram Holdings Inc. (TSXV:OGI) (OTCQB:OGRMF) (“Organigram” or the “Company”) announced that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of Underwriters (the “Underwriters”) 14,285,715 units (the “Units”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Unit of $3.50 (the “Issue Price”) for gross proceeds of $50,000,003 (the “Offering”).

Item 5.	Full Description of Material Change

Organigram announced that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with the Underwriters 14,285,715 Units of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at the Issue Price for gross proceeds of $50,000,003.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Units at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $7,500,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $57,500,003.

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $4.00, for a period of 18 months following the closing of the Offering.

The Company intends to use the net proceeds of the Offering within the next 18 months to fund its expansion program to construct one of the largest indoor cannabis production facilities in Canada. The expansion plans are expected to add up to 40,000kg/year of incremental capacity which would bring the Company’s total production capacity to approximately 65,000kg/year, as further described below. In addition to its expansion program, the Company intends to use a portion of the net proceeds of the Offering for working capital, general corporate purposes and to actively pursue strategic investments through international opportunities.

Upon completion of the Offering, it is intended for construction to commence at the earliest convenience on 255,000 incremental square feet of space, which would bring the Company’s production space to 429,000 square feet over 17.5 acres at its Moncton location. When complete, the Company will have an anticipated annual output of up to 65,000kg/year of medical and adult-recreational cannabis products, including edibles, infused, oils and extract products. The plan will allow the Company to commence development of the land and building purchases made at 55 English Drive and 91 English Drive, both natural extensions of Organigram’s original location.

The closing date of the Offering is scheduled to be on or about December 18, 2017 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the applicable securities regulatory authorities.

The Offered Securities will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Greg Engel, Chief Executive Officer, (506) 801-8986

Item 9.	Date of Report

November 29, 2017

FORWARD LOOKING STATEMENTS

This material change report may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements herein include but are not limited to statements regarding the Offering, the use of proceeds, receipt of requisite TSXV and securities regulatory approvals, land development, construction and expansion plans and anticipated future production capacity, and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, the Company disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This material change report contains information obtained by the Company from third parties and believes such information to be accurate but has not independently verified such information.